

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Mr. Thomas L. Tran
Senior Vice President and Chief Financial Officer
Wellcare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, Florida   33634

> **Re: Wellcare Health Plans, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule 14A**
> **Filed on April 30, 2010**
> **File No. 001-32209**

Dear Mr. Tran:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Estimates
Estimating medical benefits expense and medical benefits payable, page 55

1. Your discussion of the prior period development movements that explains developments as due to "the release of the provision for moderately adverse conditions, which is included as part of the assumptions" or to "favorable variances between actual experience and key assumptions relating to trend factors and completion factors" does not address the underlying reasons for the prior period reserve developments. Please revise your

disclosure to discuss the underlying reasons for the adverse and favorable prior period reserve developments. Also, revise to explain the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

2. You disclose the existence of a provision for moderately adverse conditions and that you ensure that your assumptions appropriately consider these conditions. Please revise your disclosure to quantify and describe your provision for moderately adverse conditions. Tell us how reflecting it in your medical benefits complies with GAAP. You also disclose that when "a portion of the development related to the prior year incurred claims is offset by an increase determined appropriate to address moderately adverse conditions for the current year incurred claims, we do not consider that offset amount as having any impact on net income during the period." Please revise your disclosure to quantify the amount of the offset and why it has no impact on net income.

Consolidated Balance Sheets, page F-3

3. Please revise your presentation or disclose in a footnote, the components of "other accrued expenses and liabilities." Please separately disclose each item in excess of five percent of current liabilities as stipulated in Rule 5-02.20 of Regulation S-X.

Notes to the consolidated financial statements
8. Fair Value Measurements

4. You state that you do not believe that your auction rate securities are impaired and have not recorded any impairment losses related to your auction rate securities. You also state that you have the ability and the present intent to hold these securities until market stability is restored. Please tell us whether you performed an assessment of the likelihood that you will be required to sell the debt securities before their anticipated recovery and revise your disclosures to clarify. Refer to ASC 320-10-35-33B. In addition, please disclose whether you continue to receive interest payments on the failed auction rate securities in accordance with their terms.

12. Income Taxes, page F-25

5. You include a reconciling item in your rate reconciliation for "investigation expense." Please address the following comments:
   • Please revise your disclosure, if true, to clarify that this item represents nondeductible expenses associated with your disclosed governmental investigations and is primarily related to penalties paid and accrued due to governmental agencies;
   • Please explain to us why the total reconciling items for the period presented of $37.1 million is significantly less than the amount determined by multiplying the sum of the agreed-upon settlement amount ($80 million) plus your estimated remaining settlement accrued ($55.9 million) by the statutory rate;

- Please explain to us why the $17.5 million reconciling amount in 2007 is exactly equal to the $50 million settlement amount that appears to be accrued at that date times the 35% statutory federal rate. In your response, please clarify whether the settlement amount is deductible for state income taxes; and
- Please explain to us why it is appropriate to discount the $60 million expected future settlement amount to $55.9 million at December 31, 2009 when the settlement and its payment terms have not been finalized.

6. Please clarify for us how the amounts disclosed in both tables on page F-26 reconcile to the amounts presented on your consolidated balance sheets.

Form 10-Q for the Quarterly Period Ended March 31, 2010

3. Equity-Based Compensation
Performance Stock Units, page 8

7. You disclose the grant of Performance Stock Unit Awards that vest over three years from the date of grant and are subject to adjustment based on the achievement of certain financial and quality-based performance goals, with the actual number of awards that vest based on the sole discretion of the Compensation Committee. You also disclose that the estimated future grant date fair value of the awards ultimately expected to vest will be recognized as expense over the three-year performance period based on progress towards the performance measures, as well as subsequent changes in the market price of your stock. Please revise your disclosure to address the following comments and separately reference for us the authoritative literature you rely upon to support your accounting:

- Please clarify why and how you can estimate a "future grant date fair value" if the awards are already granted;
- Please clarify why subsequent changes in the market price of your stock impact the amount of compensation you record;
- Please clarify whether these awards contain a market condition as well as performance conditions; and
- Please explain how the discretion of the Compensation Committee to ultimately vest the awards impacts the accounting for these awards in terms of measurement and vesting.

Schedule 14A

Executive Compensation

8. We note your disclosure of the employment agreement entered into by the company and Scott D. Law in October 2009. We further note that you have not included the employment agreement as an exhibit to your Form 10-K for the Fiscal Year Ended December 31, 2009, but you have included it as an exhibit to your Form 10-Q for the

Fiscal Quarter Ended March 31, 2010. Please confirm that you will incorporate this employment agreement by reference in future filings.

9. It does not appear that you filed a Form 8-K when you entered into the employment agreement with Scott Law in October 2009. Please note that Item 5.02(e) of Form 8-K requires that a company file a Form 8-K when it has entered into a material compensatory plan, contract or arrangement as to which a named executive officer is a party. If a Form 8-K was not filed, please provide us with a legal analysis as to why the requirement to file a Form 8-K in accordance with Item 5.02(e) did not apply. You should be aware that the timely filing of all required reports, including current reports on Form 8-K pursuant to Item 5.02(e), is a condition of eligibility to register securities using Form S-3.

10. Please confirm that in future filings you will revise your disclosure in the Summary Compensation Table to provide executive compensation information for the Named Executive Officers for each of your last three completed fiscal years, in accordance with Item 402(c)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant